SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549



                            FORM 11-K



                          ANNUAL REPORT

                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(x)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED].

     For the fiscal year ended December 31, 1993

                                OR


( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from             to            .

     Commission File Number:  33-54388

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   Inland Container Corporation
                 Savings and Stock Purchase Plan
               for Collectively Bargained Employees
            (Formerly the Inland Container Corporation
                 Savings and Stock Purchase Plan
            for Hourly Employees (Southern Multiple))
                       4030 Vincennes Road
                 Indianapolis, Indiana 46268-0937

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Temple-Inland Inc.
                      303 South Temple Drive
                          P. O. Drawer N
                       Diboll, Texas 75941

                            SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              INLAND CONTAINER CORPORATION
                              SAVINGS AND STOCK PURCHASE PLAN FOR
                              COLLECTIVELY BARGAINED EMPLOYEES

                              By: Inland Container Corporation,
                                   Plan Administrator


                                   By:  /s/ Frank F. Hirschman


DATE:  June 29, 1994

            Audited Financial Statements and Schedules


               Inland Container Corporation Savings
                   and Stock Purchase Plan for
                 Collectively Bargained Employees


                        December 31, 1993


               with Report of Independent Auditors

          Inland Container Corporation Savings and Stock
        Purchase Plan for Collectively Bargained Employees

            Audited Financial Statements and Schedules

                        December 31, 1993




                             Contents

Report of Independent Auditors                                  1

Audited Financial Statements

Statement of Net Assets Available for Benefits,
   With Fund Information                                        2
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information                                        3
Notes to the Financial Statements                               4

Schedules

Schedule of Assets Held for Investment Purposes                10
Schedule of Reportable Transactions                            11

                  Report of Independent Auditors

Plan Administrator
Inland Container Corporation Savings and Stock
     Purchase Plan for Collectively Bargained Employees

We have audited the accompanying statement of net assets available for benefits, with fund information of Inland Container Corporation Savings and Stock Purchase Plan for Collectively Bargained Employees (the Plan) as of December 31, 1993, and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                   /s/ Ernst & Young

June 21, 1994
Indianapolis, Indiana

               Inland Container Corporation Savings and Stock
             Purchase Plan for Collectively Bargained Employees

              Statement of Net Assets Available for Benefits,
                           With Fund Information

                             December 31, 1993

                                                Fund Information

                                                   Temple-
                                                    Inland
                                        Fixed       Common
                                     Income Fund  Stock Fund      Total

 ASSETS

 Investments:
   At fair value (Note  D)
     Temple-Inland Inc. common stock         $ -  $7,598,112     $7,598,112
     Guaranteed interest contracts     3,941,784           -      3,941,784
     Short-term investments               48,167     127,998        176,165
   Total investments                   3,989,951   7,726,110     11,716,061

 Receivables:
   Employer's contribution                     -      22,641         22,641
   Participants' contributions          100, 223     118,670        218,893
   Interest receivable                         4          10             14
   Total receivables                     100,227     141,321        241,548

   Cash                                        1           -              1
   Total assets                        4,090,179   7,867,431     11,957,610

 LIABILITIES
 Accrued administrative expenses           7,499       9,704         17,203
 Total liabilities                         7,499       9,704         17,203
 Net assets available for benefits    $4,082,680  $7,857,727    $11,940,407

See accompanying notes.

               Inland Container Corporation Savings and Stock
             Purchase Plan for Collectively Bargained Employees

              Statement of Changes in Net Assets Available for
                      Benefits, With Fund Information

                        Year Ended December 31, 1993

                                                        Fund Information

                                                            Temple-
                                                             Inland
                                                 Fixed       Common
                                              Income Fund  Stock Fund     Total


 Additions to net assets attributed to:
 Investment income:
   Net appreciation in fair value of
     investments (Note D)                       $  16,158  $1,010,841   $1,026,999
   Interest                                        44,967           -       44,967
   Dividends                                            -      38,005       38,005
                                                   61,125   1,048,846    1,109,971
 Contributions:
   Participants                                   462,354     581,819    1,044,173
   Employer                                             -     148,113      148,113
                                                  462,354     729,932    1,192,286
   Total additions                                523,479   1,778,778    2,302,257

 Deductions from net assets attributed to:
   Benefits paid to participants                    2,986         720        3,706
   Administrative expenses                          7,499       9,704       17,203
 Total deductions                                  10,485      10,424       20,909

 Net increase                                     512,994   1,768,354    2,281,348
 Transfers to/(from) other funds                    (373)         373            -
 Transfers from predecessor plans (Note C)      3,570,059   6,089,000    9,659,059
 Net assets available for benefits:
   Beginning of year                                    -           -            -
   End of year                                 $4,082,680  $7,857,727  $11,940,407

See accompanying notes.
                                    -3-

          Inland Container Corporation Savings and Stock
        Purchase Plan for Collectively Bargained Employees

                Notes to the Financial Statements

                   Year Ended December 31, 1993

Note A Description of Plan

The following description of the Inland Container Corporation Savings and Stock Purchase Plan For Collectively Bargained Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Board of Directors of Inland Container Corporation (the Company), a wholly owned subsidiary of Temple-Inland Inc., approved the formation of the Plan effective January 1, 1993. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code and to purchase stock of Temple-Inland Inc. through participation in the Plan. All hourly employees who have been employed for one or more years by the Company may participate, with participation in the Plan being voluntary. There are eight individual collectively bargained units belonging to the Plan as of December 31, 1993, as outlined below.

Contributions

Voluntary employee contributions to the Plan are made through periodic payroll deductions at a rate of 1% to 12% of the participants' base compensation (as defined by the Plan), not to exceed the maximum amount specified by federal tax law. The Company may contribute up to 50% of the first 4% contributed by the participant, subject to maximum amounts which were agreed upon by the Company and the collectively bargained units for 1993 as follows:

   Collectively Bargained Unit      Matching %    Maximum

   Biglerville                               0%       $   0
   Minden                                   25          200
   Newark                                    0            0
   New Johnsonville                         50          400
   Orange                                   50         1000
   Rome                                     50          800
   Southern Multiple                        25          200
   Tracy                                     0            0

          Inland Container Corporation Savings and Stock
        Purchase Plan for Collectively Bargained Employees

          Notes to the Financial Statements (continued)

                   Year Ended December 31, 1993

Note A-Description of Plan (continued)

Additionally, for the Orange location, the Company will make a contribution equal to 50% of any signing bonus and/or up to two weeks vacation pay that the participant elects to contribute to the Plan, not to exceed the maximum amount specified by federal tax law. The maximum Company contribution prior to August 1, 1993 for the Orange location was $800.

Investment Options

Participants may designate their contributions be made to either of two funds as follows:

     Fixed Income Fund
     Current contributions to the Fixed Income Fund are invested in the Vanguard Investment Contract Trust, a collective trust primarily invested in investment contracts issued by insurance companies and commercial banks. Each share of the Vanguard Investment Contract Trust is expected to have a constant net asset value of one dollar. Interest, which accrues daily and compounds monthly, is credited in additional shares. The Fixed Income Fund also is invested in other insurance company investment contracts that were held by the plan prior to July 1, 1993. The Fixed Income Fund is generally considered to be a lower risk investment.

     Temple-Inland Common Stock Fund
     This fund is invested by the Trustee in Temple-Inland Inc. common stock. Any dividends paid on the participants' shares of Temple-Inland Inc. common stock will be reinvested in additional shares. Because the Temple-Inland Common Stock Fund consists of a single security rather than a diversified portfolio of securities, it is generally considered to be a high risk investment.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company matched contributions is based on years of continuous service. Employees are 1/3 vested after 12 months of participation, 2/3 after 24 months and 100% after 36 months. Upon termination, the non-vested portion of the employees' account will be forfeited and applied to reduce the employer's future contributions.

          Inland Container Corporation Savings and Stock
        Purchase Plan for Collectively Bargained Employees

          Notes to the Financial Statements (continued)

                   Year Ended December 31, 1993

Note A-Description of Plan (continued)

Withdrawals and Loans

A participant in the Plan may withdraw funds only in the case of severe financial hardship, as defined by Internal Revenue Service regulations. Company matched contributions and Employer profit sharing contributions, if any, and the earnings on each may not be withdrawn as long as the participant remains employed by the Company. No loans to participants are permitted.

Payment of Benefits

A participant who terminates employment is able to receive the full value of his participant account. A participant can also receive all or part of his account based on vested status. Additionally, a participant who has attained age fifty-nine and one-half years may make a partial or complete withdrawal without the requirement of having completed five or more years of service with the Company. The normal form of distribution is a lump-sum cash payment, however, withdrawals in the form of Temple-Inland Inc. common stock may be made.

Administration

The Plan is administered by an officer of the Company who is appointed by the Chairman of the Board or the President of Inland
Container Corporation. All significant costs of administering the Plan were paid by the Plan in 1993.

Note B Summary of Accounting Policies

Investments

Investments are carried at aggregate current value with the difference between cost and current value reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The guaranteed interest contracts and short-term investments are carried at cost which approximates current value.

          Inland Container Corporation Savings and Stock
        Purchase Plan for Collectively Bargained Employees

          Notes to the Financial Statements (continued)

                   Year Ended December 31, 1993

Note B-Summary of Accounting Policies (continued)

Investment Income

Dividends are recorded as income on the dividend record date.
Realized gains or losses on investment securities sold are determined on the basis of first-in, first-out (FIFO) cost.

Note C-Plan Mergers

In the process of starting this Plan, certain assets of the Plans identified in Note A were transferred into this new plan at their carrying value which resulted in no realized gains or losses from the transfer. Accordingly, the individual employees' accounts were also transferred and merged into the new Plan. Amounts transferred to this Plan were:


                                                 Fair Value of
                                                    Assets
   Location               Merger Date             Transferred

   New Johnsonville     October 15, 1993            $  942,798
   Orange               November 29, 1993            6,597,798
   Rome                 October 15, 1993             2,118,463
                                                    $9,659,059


Note D-Investments

At December 31, 1993 the Plan has funds in guaranteed interest contracts as follows:

   Vanguard Investment Contract Trust               $2,075,850
   Continental Assurance Company                     1,032,900
   Prudential Insurance Company of America             833,034
                                                    $3,941,784

          Inland Container Corporation Savings and Stock
        Purchase Plan for Collectively Bargained Employees

          Notes to the Financial Statements (continued)

                   Year Ended December 31, 1993

Note D-Investments (continued)

During 1993, the Plan's investments (including investments bought, sold, and held during the year) appreciated as follows:

                                                   Year Ended
                                                  December 31
                                                      1993

   Investments at fair value as determined
     by quoted market price:
      Fixed Income Fund                            $    16,158
      Temple-Inland Common Stock Fund                1,010,841
                                                    $1,026,999

Note E-Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

     Net assets available for benefits
       per the financial statements               $ 11,940,407
     Amounts allocated to withdrawn
       participants                                    (43,178)
     Net assets available for benefits
       per the Form 5500                          $ 11,897,229

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

     Benefits paid to participants per
       the financial statements                        $ 3,706
     Add: Amounts allocated to withdrawn
       participants at December 31, 1993                43,178
     Benefits paid to participants per
       the Form 5500                                  $ 46,884

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

          Inland Container Corporation Savings and Stock
        Purchase Plan for Collectively Bargained Employees

          Notes to the Financial Statements (continued)

                   Year Ended December 31, 1993

Note F-Tax Status

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated January 24, 1994 from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

Note G-Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                 Inland Container Corporation Savings and Stock
               Purchase Plan for Collectively Bargained Employees

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1993

Item 27(a)
            (b)                         (c)                   (d)          (e)
                             Description of investment
     Identity of issue,       including maturity date,
    borrower, lessor, or   rate of interest, collateral,                 Current
       similar party           par or maturity value          Cost        Value



 Fixed Income Fund:
   Woodward Treasury       Short-term investment fund
    Money Market Fund        $48,167 principal amount      $   48,167   $   48,167

   Vanguard Investment     Vanguard variable GIC fund
    Contract Trust           $2,075,850 principal amount    2,075,850    2,075,850

   Continental Assurance   Guaranteed interest contract
    Company                  $1,032,900 principal amount    1,032,900    1,032,900

   Prudential Insurance    Guaranteed interest contract
    Company of America       $833,034 principal amount        833,034      833,034
                                                            3,989,951    3,989,951

 Temple-Inland Stock Fund:
   Woodward Treasury       Short-term investment fund
    Money Market Fund        $127,998 principal amount        127,998      127,998

   Temple-Inland Inc.      150,831 shares common stock      6,619,236    7,598,112
                                                            6,747,234    7,726,110
                                                          $10,737,185  $11,716,061


                                        Inland Container Corporation Savings and Stock
                                      Purchase Plan for Collectively Bargained Employees

                                             Schedule of Reportable Transactions

                                                 Year ended December 31, 1993

Item 27(d)
         (a)                        (b)                                (c)        (d)        (g)          (h)         (i)
                                                                                                        Current
                                                                                                       value of
                                                                                                       asset on
  Identity of party                                      Number of  Purchase    Selling    Cost of    transaction  Net gain
      involved              Description of asset       transactions   price      price     asset         date      or (loss)

Category (iii)--A series of transactions in excess of 5% of plan assets:



NBD                 Woodward Treasury Money Market          77      $1,149,440  $    -     $   -      $1,149,440     $   -

NBD                 Woodward Treasury Money Market          35            -     973,275    973,275       973,275         -

Temple-Inland Inc.  13,546 shares common stock              14         616,360       -         -         616,360         -


(a)     Information concerning "Lease Rental" and "Expense
        Incurred with Transaction" has not been presented as it is not applicable.

(b) Information concerning "Purchase or Selling Price" for common stock transactions is presented on an average per share basis.

(c) There were no category (i), (ii), or (iv) reportable transactions during 1993.

(d) Current value of plan assets utilized for this schedule is the average value of plan assets during the year.

(e) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale.

                            EXHIBIT 1






Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 Number 33-54388) pertaining to the Inland Container Corporation Savings and Stock Purchase Plan for Collectively Bargained Employees of our report dated June 21, 1994, with respect to the financial statements and schedules of the Inland Container Corporation Savings and Stock Purchase Plan for Collectively Bargained Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

                         /s/ERNST & YOUNG



June 24, 1994
Indianapolis, Indiana